[Letterhead of MarkWest Energy Partners, L.P.]

July 2, 2007

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attn: Kevin Stertzel, Division of Corporation Finance

Re:	MarkWest Energy Partners, L.P.
2006 Form 10-K/A for the Fiscal Year Ended December 31, 2006
Filed March 21, 2007
File No. 1-31239

Dear Mr. Stertzel:

Set forth below are the responses of MarkWest Energy Partners, L.P., a Delaware limited partnership (“MarkWest” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 19, 2007, with respect to MarkWest’s 2006 Form 10-K/A for the Fiscal Year Ended December 31, 2006 filed with the Commission on March 21, 2007, File No. 1-31239 (the “Annual Report”).  For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Consolidated Financial Statements

1.                                      We note that the financial statements filed for your specific subsidiary are labeled as unaudited.  It appears the 2005 period presented is significant in comparison to your consolidated financial statements.  Please provide an audit opinion for the 2005 period, or otherwise, please explain why you do not believe one is necessary.  In addition, please modify your financial statement headers and related disclosures to provide a clear indication of the audited status for each period presented.

Response:  We acknowledge the Staff’s comment and have filed Amendment No. 2 to the Annual Report today via EDGAR to include a clear indication of the audited status for each period presented.

Closing Comments

MarkWest Energy Partners, L.P. acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your comments and hope we have provided you substantial explanation for a better understanding of our financial statements.

Please direct any questions or comments regarding the foregoing to me at (303) 925-9210.

Very truly yours,

MarkWest Energy Partners, L.P.

By: /s/ NANCY K. BUESE
Nancy K. Buese
Senior Vice President and Chief Financial Officer

cc:	Jill S. Davis (Commission)
David P. Oelman (Vinson & Elkins L.L.P.)
Matthew R. Pacey (Vinson & Elkins L.L.P.)